

**UNITED STATES**
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2015

<u>Via E-mail</u>
Lei Chen
Chief Financial Officer
Hailiang Education Group Inc.
386, Jiefangbei Road
Diankou Town, Zhuji
Zhejiang Province, PRC 311814

> **Re: Hailiang Education Group Inc.**
> **Registration Statement on Form F-1**
> **Filed December 24, 2014**
> **File No. 333-201263**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.  Please revise the prospectus cover page artwork to disclose what you are depicting in the pictures. If you are depicting particular schools, please identify the schools and explain the registrant's relationship to the schools, which does not include ownership due to prohibitions and restrictions on foreign ownership under PRC laws and regulations. For guidance on prospectus artwork, refer to our Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

<u>Underwriting, page 159</u>

2.  We note your response to comment 3 of our prior letter and reissue in part. We note your intention to seek listing on the Nasdaq Global Market, which is a condition to the

underwriter's obligation to offer and sell the ADSs.  Please disclose the material listing requirements for this exchange and whether the company currently meets such requirements.

Exhibits

3.  You have indicated in the exhibit index that you intend to file an opinion from Conyers Dill & Pearman (Cayman) Limited regarding certain Cayman Islands tax matters, which opinion is included within the Exhibit 5.1 legality opinion of Conyers Dill & Pearman (Cayman).  Counsel's tax opinion is not included within the Exhibit 5.1 legality opinion. Please advise us whether you intend to file the opinion and, if not, please remove it from the exhibit index.

4.  Please file as an exhibit the escrow agreement governing the offering proceeds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters.  Please Brandon Hill, Attorney Advisor, at 202-551-3268 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Benjamin Su, Esq.
        Kirkland & Ellis LLP